    Exhibit (a)(1)(G)
Amendment No. 1 to
Offer to Purchase for Cash
by
ADVANCED EMISSIONS SOLUTIONS, INC.
of
Up to 925,000 Shares of its Common Stock
at a Purchase Price Not Greater Than $10.80 nor Less Than $9.40 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 6, 2017
UNLESS THE OFFER IS EXTENDED.

Reference is made to that certain Offer to Purchase, dated May 8, 2017 (the “Offer to Purchase”), pursuant to which Advanced Emissions Solutions, Inc., a Delaware corporation (the “Company,” “we,” or “us”), is offering to purchase up to 925,000 shares of its common stock, par value $0.001 per share (the “common stock”), at a price not greater than $10.80 nor less than $9.40 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company hereby amends the Offer to Purchase as follows:
1.    We have amended the Offer to extend the expiration time to 5:00 p.m., New York City time, on June 6, 2017. All references in the Offer to Purchase referring to “June 5, 2017” as the time on the Expiration Date at which the Offer will expire hereby are amended and replaced by references to “June 6, 2017.”
2.    The paragraph under the caption “How will the Company pay for the shares?” on page 2 of the Offer to Purchase is amended and restated in its entirety to read as follows:
“Assuming that the maximum of 925,000 shares are tendered in the Offer at the maximum purchase price of $10.80 per share, the aggregate purchase price will be approximately $10.0 million If the maximum 925,000 shares are purchased in the Offer at the minimum purchase price of $9.40 per share, the aggregate purchase price will be approximately $8.7 million. We anticipate that we will pay for the shares tendered in the Offer from our available cash and cash equivalents.”
3.    The third full paragraph on page 15 of the Offer to Purchase is amended and restated in its entirety to read as follows:
“Proration. If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6, proration for each stockholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders, other than Odd Lot Holders, at or below the purchase price selected by us. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until up to three business days after the deadline for delivery of shares pursuant to the Notice of Guaranteed Delivery. The preliminary results of any proration will be announced by press release promptly after the Expiration Time. After the Expiration Time, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.”
4.    The first full paragraph in “Section 4. Withdrawal Rights” on page 23 of the Offer to Purchase is amended and restated in its entirety to read as follows:
“Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time for all shares.”
5.    The fifth sub-bullet point under the first main bullet point on page 26 is amended and restated in its entirety to read as follows:

•
“a decrease in excess of 10% in the market price for the shares or in the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the NASDAQ Composite Index or the S&P 500 Composite Index from the respective price, Average or Index as of May 5, 2017;”

6.    The first main bullet point on page 27 is amended and restated in its entirety to read as follows:

•
"legislation amending the Internal Revenue Code of 1986, as amended (the "Code") has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would materially and adversely affect us or any of our affiliates;"

7.    The second sub-bullet point under the second main bullet point on page 27 is amended and restated in its entirety to read as follows:

•
“seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a material delay in our ability to accept for payment or pay for some or all of the shares;”

8.    The first full paragraph in “Section 9. Source and Amount of Funds” on page 30 of the Offer to Purchase is amended and restated in its entirety to read as follows:
“Assuming that 925,000 shares are purchased in the Offer at the maximum purchase price of $10.80 per share, the aggregate purchase price will be approximately $10.0 million. If all of the 925,000 shares are purchased in the Offer at the minimum purchase price of $9.40 per share, the aggregate purchase price will be approximately $8.7 million. We anticipate that we will pay for the shares tendered in the Offer, as well as paying related fees and expenses, from our cash and cash equivalents on hand.”

The Date of this Amendment No. 1 is May 18, 2017.